Exhibit 77 N


Prudential Institutional Liquidity Portfolio, Inc.
File number 811-5336


Actions required to be reported pursuant to Rule 2a-7

1.	After DaimlerChrysler (DCX) announced full year results
and the
details of the turnaround plan, Moodys downgraded the long-term ratings to A3 and the short-term ratings to P-2. The outlook, though officially stable, reads rather negative. S&P also took action lowering the long-term ratings to A- and the ST rating to A-2, with a negative outlook.


2.	On February 15, 2001, Moodys downgraded France Telecoms
ratings
to A3 long-term and P-2 short-term from A1/P1. S&P followed suit the next day, downgrading the ratings to A- long-term and A-2 short-term from A/A-1.